Alan Denenberg	Davis Polk & Wardwell LLP
+1 650 752 2004	1600 El Camino Real
alan.denenberg@davispolk.com	Menlo Park, CA 94025

May 12, 2022

Re:	Dynamics Special Purpose Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed May 10, 2022
File No. 333-262707

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ameen Hamady
Wilson Lee
Isabel Rivera
Jeffrey Gabor

Ladies and Gentlemen:

On behalf of our client, Dynamics Special Purpose Corp. (the “Company”), this letter sets forth the Company’s response to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to Amendment No. 3 to the Company’s Registration Statement on Form S-4 (the “Amended Registration Statement”) delivered orally by the Staff. In response to the comment delivered orally by the Staff, the Company confirms that representatives of BofA Securities, Inc. have orally confirmed to Senti Biosciences, Inc. (“Senti”) and its representatives that they have no present intention to withdraw from or otherwise modify any representation of Senti described in the Amended Registration Statement.

Please do not hesitate to contact me at (650) 752 2004 or alan.denenberg@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Alan Denenberg
Alan Denenberg

cc	Mostafa Ronaghi, Ph.D., Chief Executive Officer, Dynamics Special Purpose Corp.
Jocelyn Arel, Goodwin Procter LLP
Michael Patrone, Goodwin Procter LLP
Maggie Wong, Goodwin Procter LLP

May 12, 2022